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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

RIMFIRE MINERALS CORPORATION TSX Venture Exchange: RFM	CANGOLD LIMITED TSX Venture Exchange: CLD

PR03-12

Joint News Release

Bulk-Tonnage Silver-Gold Discovery at Thorn Project, BC

Vancouver, BC – October 27, 2003: Rimfire Minerals Corporation and CANGOLD LIMITED are pleased to announce discovery of a wide silver-gold zone at the Thorn property, northwest British Columbia. Results from one hole of an eight hole, 874.5 m (2869 feet) program at the Oban Breccia zone have been received. Hole THN03-19 (total depth 79.3 m) collared in mineralization, intersecting 38.6 metres of 1.22 g/t gold and 103.2 g/t silver from 6.1 to 44.7 metres. A higher grade core of mineralization was intersected between 6.1 metres and 20.1 metres, yielding 14.0 metres of 1.97 g/t gold, 190.0 g/t silver, 1.33% lead and 0.77% zinc. This core zone is characterized by 15% semi-massive sulphide minerals in the breccia matrix, consisting of pyrite with lesser sphalerite and boulangerite (lead-antimony sulphosalt).

	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Silver Equiv. (g/t)*	Gold Equiv. (g/t)*
	6.1	44.7	38.6	1.22	103.2	188.0	2.70
Including	6.1	20.1	14.0	1.97	190.0	328.0	4.70
Including	7.6	8.9	1.3	2.81	589.0	785.7	11.2

* a gold:silver ratio of 70:1 was used in the equivalence calculations

Similar mineralization was intersected as deep as 130 metres down dip in two additional drill holes on section. The character of the mineralized zone and its thickness are consistent with that of hole THN03-19. The results of these two holes and the rest of the holes from the current campaign will be released once all have been received from the laboratory and all necessary QA/QC procedures have been completed. The Company estimates results will be available by mid-November.

The Oban is one of 17 mineralized zones at the Thorn. Rimfire and Cangold made initial discovery of the Oban in 2002 while investigating the source of a very strong multi-element soil geochemical anomaly. The discovery boulder assayed 6148 g/t (179 oz/ton) silver, 3.5 g/t gold, 43% lead, and 3.5 % zinc. The 2003 holes were oriented to test the 100 metre x 300 metre higher-grade core of the soil anomaly as defined by the 95th percentile for silver (>20 ppm), gold (>318 ppb), lead (>1622 ppm), and zinc (>487 ppm).

Mr. Robert Archer, P.Geo., President of Cangold Limited states: “We are extremely encouraged by the progress we have made at the Oban. The grades intersected in THN03-19 compare very favourably with, and in many cases are significantly higher than the well-known bulk-tonnage silver-gold deposits around the world. It is also encouraging to see that there is significant potential for a high-grade deposit within the core of the zone.”

Mark Baknes, M.Sc., P.Geo., is the Qualified Person for the project, as defined by NI 43-101. All samples are analyzed by ALS/Chemex Labs, of North Vancouver, BC. Equity Engineering Ltd. provided geological expertise, and Falcon Diamond Drilling Ltd. provided diamond drilling services. A cross-section of THN03-19 and a plan map of drill hole locations will available at www.rimfireminerals.com and www.cangold.ca.

Rimfire and Cangold are in the second year of a three-year option agreement whereby Cangold can earn a 51% interest in the Thorn by conducting $1.2 million in exploration over the period and by making staged cash and share payments.

On behalf of Rimfire Minerals Corporation “David Caulfield” David Caulfield, P.Geo. President	On behalf CANGOLD LIMITED “Robert Archer” Robert A. Archer, P.Geo. President

For further information contact:

Rimfire Minerals Corporation

David Caulfield and/or Jason Weber

Suite 700 - 700 West Pender St.,

Vancouver, British Columbia V6C 1G8,

Phone: (604) 669-6660 Fax (604) 669-0898

www.rimfireminerals.com, info@rimfire.bc.ca

CANGOLD LIMITED Robert Archer and/or Kaare Foy Suite 2100, 1177 West Hastings St., Vancouver, British Columbia V6E 2K3 Phone: (604) 608-1766 Fax: (604) 608-1744 www.cangold.ca, info@cangold.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

October 27, 2003

Item 3

Press Release:

Date of Issue

Place of Issue

October 27, 2003

Vancouver, British Columbia

(See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation and CANGOLD LIMITED are pleased to announce discovery of a wide silver-gold zone at the Thorn property, northwest British Columbia.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation and CANGOLD LIMITED are pleased to announce discovery of a wide silver-gold zone at the Thorn property, northwest British Columbia. Results from one hole of an eight hole, 874.5 m (2869 feet) program at the Oban Breccia zone have been received. Hole THN03-19 (total depth 79.3 m) collared in mineralization, intersecting 38.6 metres of 1.22 g/t gold and 103.2 g/t silver from 6.1 to 44.7 metres. A higher grade core of mineralization was intersected between 6.1 metres and 20.1 metres, yielding 14.0 metres of 1.97 g/t gold, 190.0 g/t silver, 1.33% lead and 0.77% zinc. This core zone is characterized by 15% semi-massive sulphide minerals in the breccia matrix, consisting of pyrite with lesser sphalerite and boulangerite (lead-antimony sulphosalt).

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Henry J. Awmack, Chairman 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: henrya@equityeng.bc.ca

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 28th day of October, 2003.

RIMFIRE MINERALS CORPORATION

“DAVID A. CAULFIELD”

David A. Caulfield

President and CEO

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.

News Desk

Canada Stockwatch

News Desk

The Northern Miner

News Desk

The Prospector

News Desk

Infolink

North American Dissemination schedule

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:       “David A. Caulfield”

David A. Caulfield, President

Date

October 28, 2003